Technip Energies N.V.
6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton
92400 Courbevoie, France

February 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Scott Anderegg Division of Corporation Finance Office of Trade & Services

Re:	Technip Energies N.V. Registration Statement on Form F-1 File No. 333-252215

Dear Mr. Anderegg:

Technip Energies N.V. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 P.M., Washington, D.C. time, on February 12, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

Technip Energies N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Cc:	Arnaud Pieton, Technip Energies N.V. Ryan J. Maierson, Latham & Watkins LLP Christopher Drewry, Latham & Watkins LLP